U.S. Securities and Exchange Commission

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:				Date examination completed:

811-04041				January 29, 2021
2. State Identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:

State Street Variable Insurance Series Funds, Inc.
4. Address of principal executive office: (number, street, city, state, zip code)

1600 Summer Street, Stamford, Connecticut 06905

Ernst & Young LLP 200 Clarendon Street Boston, MA 02116	Tel: +1 617 266 2000 Fax: +1 617 266 5843 ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of

State Street Variable Insurance Series Funds, Inc.

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that State Street Variable Insurance Series Funds, Inc. (the “Trust”) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the “Act”) as of January 29, 2021. Management is responsible for the Trust’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Trust’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Trust’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of January 29, 2021 and with respect to agreement of security purchases and sales, for the period from September 30, 2020 (the date of our last examination) through January 29, 2021:

•	Confirmation of all securities in book entry form held by the Depository Trust Company, Federal Reserve Bank and International Depositories;

•	Confirmation of all securities hypothecated, pledged, placed in escrow or out for transfer with brokers, pledgees or transfer agents;

•	Reconciliation of all securities between the books and records of the Trust and the Custodian;

•

Review of the reconciliation procedures performed by the Custodian at an omnibus level between the Depository Trust Company, Federal Reserve Bank and International Depositories and the books and records of the Custodian; and

•

Agreement of one security purchase and one security sale, for each Fund in the Trust, since our last report from the books and records of the Trust to purchase and sales reports from the Trust’s administrator.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Trust’s compliance with specified requirements.

In our opinion, management’s assertion that State Street Variable Insurance Series Funds, Inc. complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of January 29, 2021, with respect to securities reflected in the investment account of the Trust is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of State Street Variable Insurance Series Funds, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Ernst & Young LLP

Boston, Massachusetts

June 16, 2023

Management Statement Regarding Compliance with Certain Provisions of the

Investment Company Act of 1940

June 16, 2023

We, as members of management of State Street Variable Insurance Series Funds, Inc. (the “Trust”), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940 (the “Act”). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust’s compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of January 29, 2021, and from September 30, 2020 through January 29, 2021.

Based on this evaluation, we assert that the Trust was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of January 29, 2021, and from September 30, 2020 through January 29, 2021, with respect to securities reflected in the investment account of the Trust.

State Street Variable Insurance Series Funds, Inc.

By:

/s/ Bruce S. Rosenberg

Bruce S. Rosenberg

Treasurer